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                           January 12, 2023

       Vikram Grover
       Chief Executive Officer
       Himalaya Technologies, Inc.
       1 E. Erie St., Ste. 525, Unit #2420
       Chicago, IL 60611

                                                        Re: Himalaya
Technologies, Inc.
                                                            Amendment No. 6 to
Offering Statement on Form 1-A
                                                            Filed December 21,
2022
                                                            File No. 024-11980

       Dear Vikram Grover:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2022 letter.

       Amendment No. 6 to Offering Statement on Form 1-A filed December 21,
2022

       Our Business, page 5

   1. We understand from your December 4, 2022 and January 5, 2023 response letters that you do not believe
financial statements of Business Media Solutions, Inc. (d/b/a Russell
                                                        Associates) are
required in the Form 1-A pursuant to Rule 8-04 of Regulation S-X, as referenced in paragraph
(b)(7)(iii) of Part F/S of Form 1-A, notwithstanding your having executed a purchase
agreement on October 19, 2022, and an amendment to the purchase agreement on November
25, 2022, which were both filed as exhibits to your Form 1-A on
                                                        November 2, 2022 and
November 29, 2022, respectively, and reported in press releases and on Form 8-K
November 1, 2022, November 2, 2022, and November 28, 2022.
 Vikram Grover
FirstName  LastNameVikram
Himalaya Technologies, Inc. Grover
Comapany
January 12,NameHimalaya
            2023          Technologies, Inc.
January
Page 2 12, 2023 Page 2
FirstName LastName
         In your earlier reply, you indicated that because the contract did not include substantive penalties for non-compliance, you considered the arrangement effectively a non-binding
         letter of intent    and were therefore relying on a    general rule of
thumb    that suggests a
         letter-of-intent alone is not conclusive in assessing the need to provide financial
         statements, and you further clarified that presuming the    legal
status of the transaction as a
         non-binding LOI was critical to [your] analysis   .

         However, the original agreement and the amendment to the agreement both include the
         language    upon acceptance of this contract, Seller shall sell and
Buyer shall purchase, the
         business,       The undersigned hereby agree to execute any and all
documents necessary to
         close this transaction,    and    This is a Legally Binding and Fully
Enforceable Contract,    in
         addition to establishing the amount and form of consideration, and the closing date.

         We note that you provide disclosures of the salient terms of the arrangement in the Form
         1-A, also in referring to the target, the statement    Over the past
few years, the business
         generated annual revenues of roughly $500,000 in agriculture/food
markets,    and you
         indicate that you would use offering proceeds to complete the transaction.

         Your plans and intentions were also expressed by your CEO in the press releases that you
         filed concerning the pending acquisition, in stating    This planned
transaction provides our
         Company accretive revenues and margin, a platform for growth and expansion into high growth markets, and potential synergies with our portfolio of investments and for our
         affiliate Company FOMO CORP.   s education technology and clean
technology
         subsidiaries. We intend to build off this Target   s critical mass and
rolodex in agriculture
         and food markets and expand into new verticals to multiply its scope and scale.

         In your more recent reply, you explain that you replaced the purchase agreement with a letter-of-intent on December 19, 2022, and reiterate the view that because it is non-
         binding, having    no break-up fees or penalties for failure to close,
   you do not believe that
         financial statements should be required. We see that you filed the new agreement with your recent amendment, and that while some of the language has been modified to more clearly accommodate the optionality emphasized in your response, i.e. to endure no penalty in the event you do not proceed, the terms and provisions governing the acquisition otherwise appear to be consistent with the original purchase agreement.

         Given the sequence and content of the filings referenced above and considering the significance of the pending transaction, we do not find persuasive your view that being able to not proceed without penalty would render the financial statements of Business
         Media Solutions, Inc. (d/b/a Russell Associates) as not material to an investment decision. Under the circumstances, we believe that such financial statements would represent material information that is necessary to make the required statements contained in the offering statement, in light of the circumstances under which they are made, not misleading, and therefore required pursuant to Rule 252(a) of Regulation A.
 Vikram Grover
FirstName  LastNameVikram
Himalaya Technologies, Inc. Grover
Comapany
January 12,NameHimalaya
            2023          Technologies, Inc.
January
Page 3 12, 2023 Page 3
FirstName LastName
2. Please expand your disclosure on page 8 to describe the evolution of the arrangement to acquire Business Media Solutions, Inc. (d/b/a Russell Associates), including the various dates and forms of the agreement, along with the reasons for replacing the purchase agreement with a letter-of-intent. Also describe any material uncertainties regarding your ability to proceed with the acquisition, and any information that you have yet to obtain that could diminish your interest in completing the acquisition, along with an indication of the timeframe and the manner by which you expect to resolve these concerns.
Risk Factors, page 9

3. We note disclosure on page 22 stating that you have retained independent professionals, including Boyle CPA, LLC our prior audit firm, and Victor Mokuolu CPA, LLC, our current auditors, to review or comment on this Offering or otherwise protect the interest of
         the investors hereunder,    while conversely advising investors not to
rely on your counsel
         with respect to any matters described in the offering statement.

         Tell us how the role of the auditors as described in this disclosure would be consistent with maintaining independence, considering the examples in Rule 2-01(c)(4)(i)(B), (iii), and (ix) of Regulation S-X, if this is your view.

         Please revise here and on page 42, as appropriate to clarify and differentiate between the responsibilities of the auditors and management for the disclosures and financial statements provided in the offering statement. Please note that the company and its management are responsible for the accuracy and adequacy of their disclosures.
Use of Proceeds, page 27

4. Please revise or qualify your disclosure in the last paragraph on page 27, stating that you have no present commitments or agreements for any specific acquisitions or
         investments,    to acknowledge your plans to acquire Business Media
Solutions, Inc. (d/b/a
         Russell Associates), as referenced in the footnote to the preceding tabulation.
Dilution, page 28

5. Please modify your disclosure to more clearly address the requirement to provide a comparison of the public contribution under the proposed public offering and the average effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them during the past year, including shares they have a right to acquire.

         For example, it appears that you would need to expand your disclosure to illustrate the effects of convertible instruments such as your Class B Preferred Stock and your Class C
         Preferred Stock, which we understand are convertible into an incremental 1,545,966,000 common shares, based on disclosures appearing on page 39.

         Also clarify how the label on the last line of the table, presently indicating that you have
         computed a figure of accretion    to new investors,    reconciles with
the content of the
 Vikram Grover
Himalaya Technologies, Inc.
January 12, 2023
Page 4
      tabulation and the disclosures preceding the table, indicating new investors would experience dilution in the value of their shares relative to the offering price.
       You may contact Chery Brown, Staff Attorney, at (202) 551-3905 or Kevin Dougherty,
Staff Attorney, at (202) 551-3271 with any questions.



                                                           Sincerely,
FirstName LastNameVikram Grover
                                                           Division of
Corporation Finance
Comapany NameHimalaya Technologies, Inc.
                                                           Office of Energy &
Transportation
January 12, 2023 Page 4
cc:       Milan Saha, Esq.
FirstName LastName